UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SilkRoll Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 4, 2016

Physical address of issuer
833 Market St, Suite 312, San Francisco, CA 94103

Website of issuer
https://silkroll.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$535,000.00

Deadline to reach the target offering amount
January 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$111,201.00	$0.00
Cash & Cash Equivalents	$12,199.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$61,606.00	$0.00
Revenues/Sales	$490.00	$0.00
Cost of Goods Sold	$1,500.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$32,959.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 17, 2017

FORM C

Up to $535,000.00

SilkRoll Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by SilkRoll Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us, " or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers. " The Company intends to raise at least $50,000.00 and up to $535,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive (i) a fee in the amount of five percent (5%) of all funds raised in this Offering and (ii) a commission equivalent to two percent (2%) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$535,000.00	$26,750.00	$508,250.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://silkroll.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 17, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://silkroll.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SilkRoll Inc. (the "Company") is a Delaware Corporation, formed on May 4, 2016. The Company was formerly known as Makana LLC and formed in California on December 9, 2014.

The Company is located at 833 Market St, Suite 312, San Francisco, CA 94103.

The Company's website is https://silkroll.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
SilkRoll is a digital exchange for women's fashion – utilizing an earned points system as the medium of exchange. Women trade in fashion items they no longer use to earn points, these points can then be uses to shop for items on the SilkRoll portal. Customers either pay a monthly

subscription fee, or a service fee per transaction to participate. They can also purchase points to shop.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	535,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	535,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 31, 2018
Use of proceeds	See the description of the use of proceeds on page [ ] hereof.
Voting Rights	See the description of the voting rights on page [ ] hereof.

*Note, the number of securities ultimately issued is subject to adjustment pending Republic's 2% commission.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have

commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products or services and thus may be better equipped than us to develop and commercialize products or services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Erin Wold who has been COO since 5/5/2016 and Janet WU who has been CEO since 5/5/2016. The Company has or intends to enter into employment agreements with Erin Wold and Janet WU although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Erin Wold and Janet WU or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Erin Wold and Janet WU in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Erin Wold or Janet WU dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could

limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products or services to meet those changes, and respond to competitive innovation.
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products or services that appeal to consumer preferences. If we do not offer products or services that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products or services to satisfy those preferences, our sales could decline. If we fail to expand our product or service offerings successfully across categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products or services could decrease, which could materially and adversely affect our product and services sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products, services and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our distribution facilities could occur.
A disruption in production at our facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The consolidation of retail customers could adversely affect us.
Retail customers, such as in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel

purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations.

We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by natural disasters and political unrest.
Hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all

Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 79.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a

majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
SilkRoll is a digital exchange for women's fashion – utilizing an earned points system as the medium of exchange. Women trade in fashion items they no longer use to earn points, these points can then be uses to shop for items on the SilkRoll portal. Customers either pay a monthly subscription fee, or a service fee per transaction to participate. They can also purchase points to shop.

Business Plan
SilkRoll is committed to providing a better way for people to shop, share existing resources and letting customers constantly expand their wardrobes without spending any extra money. The company developed an in-house points and rewards systems where all products are fairly valued and exchanged, the more a customer contributes, the more points they earn, much like frequent flyer miles. The business can monetize loyalty through our monthly and annual membership schemes, much like Amazon Prime. We also allow customers who don't have enough points to purchase points with cash. The company will expand its presence through social media and digital marketing, as well as user referral programs. The company also supports non-profit organizations by donating products to support women's causes, this strategy allows for community building, and builds the company's credibility in supporting social causes.

History of the Business

The Company was initially formed on December 9, 2014 in California as Makana LLC. Until September 2015, there was no physical operations or customers; the Company was mainly research and development. The Company's product was first released for beta testing in October 2015. The Company released its website with full payment features at the end of June 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
Fashion Exchange	Women send in fashion they	Women in the United States,

	no longer use, SilkRoll awards them with points that they can use to shop new fashion.	ages between 25 and 55. Clothing consignment stores in the United States.

Customers ship in products to SilkRoll they want to trade. Once they make an order online, SilkRoll directly ships them the order from our fulfillment center.

Competition
The Company's primary competitors are TheRealReal, Thredup, and Buffalo Exchange.

We operate in a fragmented market, there is no clear market leader yet. The main competition factors are scale and customer experience. The larger the scale of operations, the more variety of the products the company has to offer, the more competitive advantage it will have. In addition, product innovation that gives high customer retention and loyalty in the long term will be the main determining factor to our success.

Supply Chain and Customer Base
We are a user generated marketplace, which means our customers are our suppliers of products. Our customer base is women in the United States between the ages of 25 and 55, and clothing consignment stores in the United States.

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
We are not subject to any current or probable governmental regulations.

Litigation
None

Other
The Company's principal address is 833 Market St, Suite 312, San Francisco, CA 94103

The Company conducts business in all states of the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$26,750
Campaign marketing expenses or related reimbursement	7.00%	$3,500	1.17%	$6,250
Estimated Attorney Fees	2.00%	$1,000	0.37%	$2,000
Estimated Accountant/Auditor Fees	6.00%	$3,000	0.93%	$5,000
General Marketing	20.00%	$10,000	28.04%	$150,000
Research and Development	20.00%	$10,000	18.69%	$100,000
Equipment Purchases	4.00%	$2,000	1.87%	$10,000
Future Wages	26.00%	$13,000	41.12%	$220,000
General Working Capital	10.00%	$5,000	2.80%	$15,000
Total	**100.00%**	**$50,000**	**100.00%**	**$535,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If the company grows quicker or slower than projected or if the business model pivots.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Janet WU

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO - since 05/05/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Makana LLC: Managing Member, December 2014 - May 2016

Education
B.S. Economics & International Development, University of Bath, U.K.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Erin Wold

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO - since 05/05/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Redcap Valet: Chief People Officer, April 2016 - October 2016
Redcap Valet: Operations Director, July 2011 to March 2016

Education
B.S. Psychology & Chemistry, Illinois State University PHR HR Certification Institute

---

Name
Janet WU

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO - since 05/05/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Makana LLC: Managing Member, December 2014 - May 2016

Education
B.S. Economics & International Development, University of Bath, U.K.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Gavin Farrington	At-Will Employment Agreement	November 16, 2017	N/A
Janet Wu	At-Will Employment Agreement	May 5, 2016	N/A
Erin Wold	At-Will Employment Agreement	May 5, 2016	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,676,767
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Shares converted from the Securities will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered capital

	stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of the total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	**SAFE (Simple Agreements for Future Equity)**
Amount outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued in the Offering pursuant to Regulation CF	As this SAFE converts into the same securities into which the Securities are converted, any conversion of this SAFE will reduce the future percentage ownership of holders of the Securities issued in the Offering.
Percentage ownership of the Company by the holders of this security (assuming conversion prior to the Offering).	The percentage ownership of the Company by the holders of this SAFE will vary depending on the pre-money valuation and fully diluted capitalization of the Company prior to the Equity Financing at which the SAFE converts.

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Janet Wu
Amount outstanding	$25,000.00
Interest rate and payment schedule	5% per annum; principal and all accrued and unpaid interest payable on the Maturity Date
Amortization schedule	N/A

Describe any collateral or security	Unsecured
Maturity date	November 4, 2019

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Amount Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFEs	150,000	$150,000	Operating capital	February 13, 2017	506(b)

Valuation
The Company has not conducted any third-party valuation or appraisal.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are Janet Wu and Erin Wold.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Janet Wu	79.2%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: marketing, customer acquisition, inventory acquisition, hiring, and product development.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically around customer acquisition and operational expansion. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 535,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $535,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $535,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the

Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price is the face amount or par value of the Securities ($1 per Unit). The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 12,000,000 shares of common stock, value $0.0003 per share, of which 7,676,767 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $6,000,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $6,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $6,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) $6,000,000.00by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Janet Wu
Relationship to the Company	Director and CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	5% annual interest paid upon repayment of loan.
Benefits or compensation received by Company	Operating capital
Description of the transaction	Long-term debt

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Janet WU
_____
(Signature)

Janet WU
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Janet WU
_____
(Signature)

Janet WU
_____
(Name)

CEO
_____
(Title)

11/17/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A

Financial Statements

MLM Care Corp.
Melora L. Galasso
Certified Public Accountant

Independent Accountant's Review Report

Executive Officers
SilkRoll, Inc.

We have reviewed the accompanying financial statements of SilkRoll, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 8 to the financial statements, the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should SilkRoll, Inc. be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Melora L. Galasso
MLM Care Corp.
Mount Sinai, New York
November 17, 2017

SILKROLL, INC.

Unaudited Financial Statements for the

Years Ended December 31, 2016 and 2015


SILKROLL, INC.
BALANCE SHEET
As of December 31, 2016 and 2015
(Unaudited)


	2016	2015
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 12,200	$ 0
Total Current Assets	12,200	0
TOTAL ASSETS	$ 12,200	$ 0
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Advances from shareholder	$ 82,204	$ 34,829
Accrued expenses	1,323	0
Total Current Liabilities	83,527	34,829
Note from shareholder	25,000	0
TOTAL LIABILITIES	108,527	34,829
Stockholders' Equity (Deficit)		
Common Stock, $0.0001 per share, 15,000,000 shares authorized, 7,826,767 shares outstanding	783	0
Additional paid in capital	1,565	0
Accumulated deficit	(98,675)	(34,829)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(96,327)	(34,829)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 12,200	$ 0


The accompanying notes are an integral part of these unaudited financial statements.

See Independent Accountant's Review Report



SILKROLL, INC.
INCOME STATEMENT
For the Years Ended December 31, 2016 and 2015
(Unaudited)


	2016	2015
Revenues, net	$ 90	$ 0
Cost of revenues	1,500	0
Gross Profit	(1,410)	0
Operating Expenses:		
General and administrative	42,536	28,254
Sales and marketing	1,017	0
Rent	18,675	6,575
Total Operating Expenses	62,228	34,829
Loss from operations	(63,638)	(34,829)
Other Income (Expense):		
Interest expense	(208)	0
Total Other Expense	(208)	0
Net Loss	$ (63,846)	$ (34,829)

The accompanying notes are an integral part of these unaudited financial statements.

See Independent Accountant's Review Report

SILKROLL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	Common Stock				
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2015	0	$0	$0	$0	$0
Net Loss	0	0	0	(34,829)	(34,829)
Balance as of December 31, 2015	0	0	0	(34,829)	(34,829)
Issuance of common stock	7,826,767	783	1,565	0	2,348
Net Loss	0	0	0	(63,846)	(63,846)
Balance as of December 31, 2016	7,826,767	$783	$1,565	$(98,675)	$(96,327)

The accompanying notes are an integral part of these unaudited financial statements.

See Independent Accountant's Review Report

4


SILKROLL, INC.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2016 and 2015

(Unaudited)


	2016	2015
Cash Flows From Operating Activities		
Net Loss	$(63,846)	$(34,829)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	0	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	0	0
Increase (Decrease) in accrued expenses	1,323	0
Net Cash Used In Operating Activities	(62,523)	(34,829)
Cash Flows From Investing Activities		
Purchase and development of fixed assets	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Proceeds from issuance of restricted stock	2,348	0
Loan from shareholder	25,000	0
Advances from shareholder	47,375	34,829
Net Cash Provided By Financing Activities	74,723	34,829
Net Change In Cash	12,200	0
Cash at Beginning of Period	0	0
Cash at End of Period	$12,200	$ 0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable	$ 0	$ 0


The accompanying notes are an integral part of these unaudited financial statements.

See Independent Accountant's Review Report


NOTE 1 - NATURE OF OPERATIONS

SilkRoll, Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated on December 9, 2014 ("Inception") in the state of California. On May 4, 2016, the Company converted its legal entity from an LLC to a C Corporation and became a Delaware corporation. The Company is headquartered in San Francisco, California.

The Company is a digital exchange for high-end women's fashion through a points earning system. Women trade in fashion they no longer use to earn points that they can use to shop new fashion. Customers either pay a monthly subscription fee or a service fee per transaction to participate. Customers can also purchase points to shop.

Since Inception, the Company has relied on founder contribution to fund operating losses. As of December 31, 2016, the Company had negative working capital and will likely incur additional costs prior to generating consistent revenues. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation of the unaudited financial statements for the period presented have been included. The operating results for the period presented are not necessarily indicative of the results that may be expected for a full fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:
> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016, the Company had $12,200 of cash on hand.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through May 4, 2016 as the Company operated as an LLC and was not subject to income taxes as the income and losses were reported on the owners' individual tax returns. From May 2016 through December 31, 2016, the Company had incurred losses and therefore was not subject to income taxes. In addition, there is a 100% valuation allowance against the net operating loss generated by the Company as of December 31, 2016. The Company is taxed as a "C" Corporation as of December 31, 2016.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized through sales of tickets, merchandise or sponsorships.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

See Independent's Accountant's Review Report

7

Technology expenses primarily consists of expenses incurred in developing the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs were expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – LONG-TERM DEBT

Promissory Note

In November 2016, the Company borrowed $25,000 at a rate of 5% (the "Notes"). The Notes are unsecured. The Notes are due on November 4, 2019 with accrued interest. The Notes may be prepaid, in whole or in part at any time, without premium or penalty. Interest accrued total $208 as of December 31, 2016.

NOTE 4 – STOCKHOLDERS' EQUITY (DEFICIT)

In connection with the formation of the Company, the Company issued 6,080,000 shares of the Company's common stock to the original founder. The shares are subject to a repurchase option and as of the date of grant 2,702,222 shares immediately vested and the remaining shares vest ratably on the 1st of the month for the remaining 32 months. The purchase price was $0.0003 per share for a total purchase price of $1,824. As of December 31, 2016, 3,377,778 shares remain unvested.

In November 2016, the Company sold 50,000 restricted shares of the Company's common stock to an employee. The shares vest 25 % on May 4, 2017 and the remaining shares vest ratably monthly over the remaining 36 months. The purchase price was $0.0003 per share for a total purchase price of $15. As of December 31, 2016, 100% of the shares remain unvested.

See Independent's Accountant's Review Report

In May 2016, the Company sold 1,520,000 restricted shares of the Company's common stock to an employee. The shares vest 12.5% on October 1, 2016 and the remaining shares vest ratably monthly over the remaining 84 months. The purchase price was $0.0003 per share for a total purchase price of $456. As of December 31, 2016, 1,298,333 of the shares remain unvested.

In December 2016, the Company sold 100,000 restricted shares of the Company's common stock to an employee. The shares vest 25 % as on February 1, 2017 and the remaining shares vest ratably monthly over the remaining 36 months. The purchase price was $0.0003 per share for a total purchase price of $30. As of December 31, 2016, 100% of the shares remain unvested.

In May 2016, the Company sold 76,767 restricted shares of the Company's common stock to an advisor. The shares vested as of the date of grant. The purchase price was $0.0003 per share for a total purchase price of $23.04.

As of December 31, 2016, a total of 4,826,111 shares had not vested.

NOTE 5 – STOCK BASED COMPENSATION

Stock Option Plan

The Company has a 2016 stock compensation plan which permits the grant or option of shares, stock appreciation rights, restricted stock or restricted stock units to its employees for up to 1,500,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. As of December 31, 2016, the Company had issued 150,000 restricted shares of common stock under this plan. The Company had granted restricted stock to founders and advisors prior to the inception of this plan.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances from Shareholder

From time-to-time, the original founder and shareholder has advanced the Company money. In aggregate, $82,204 and $34,829 was advanced and outstanding as of December 31, 2016 and 2015, respectively. This amount was classified as "Advances from Shareholder" on the accompanying Balance Sheet.

Promissory Note

In November 2016, the Company borrowed $25,000 at a rate of 5% (the "Notes") due November 4, 2019. The Notes are unsecured. The Notes are due on November 4, 2019 with accrued interest. The Notes may be prepaid, in whole or in part at any time, without premium or penalty. Interest accrued total $208 as of December 31, 2016.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its founder.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss for the period from Inception through December 31, 2016. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

See Independent's Accountant's Review Report

NOTE 9 – SUBSEQUENT EVENTS

Repurchase of Restricted Stock

In August 2017, the Company repurchased 37,500 shares of the Company's common stock that had not vested upon the termination of one of the employees of the Company.   The repurchase price was $0.0003 per share for a total price of $18.75.

Anticipated Crowdfunded Offering

The Company is offering up to 535,000 SAFEs for up to $535,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $535,000 maximum. The Company must receive commitments from investors totaling the minimum amount, by January 31, 2017 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 16, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Vide Transcripts

I'm Janet, I'm Erin. We're the founders at SilkRoll. Aren't you always looking for a fresh new look? You have so many clothes yet you don't even wear them! What if there was a smarter way to refresh your style?

Around the world, women alone spend over $600 billion on apparel every year. But ⅔ of these clothes get only worn once or twice, and then collects dust in your closet.

You could resell items online or consign them, but you barely get any money and it's such a hassle. You can drop stuff at a donation center, but what about those nice things you don't want to waste?

SilkRoll is the best way to keep your wardrobe always fresh! With SR you can easily buy and sell clothes from other members of the community.

Here's how it works: We ship you a pre-paid box. Pack your unused clothes and send back to us – we take care of the rest! That $300 dress you wore once, gets you 300 points that you can use to get a $300 handbag from another user. You get a fresh closet whenever you want without wasting money.

SilkRoll has been generating revenue since we launched. In less than 2 years, we've traded over a $1M worth of fashion on the site through the sheer power of own network and community.

What's amazing is that 95% of our very first customers are still actively using the service today!

Women love using our service to save money and shop sustainably. Our system motivates them to recirculate their clothes in a really fun way.

Join us in creating the world's largest shared closet, the smartest change way to mobilize our existing resources.

EXHIBIT C

Offering Page



Company Name	SilkRoll
Logo	
Headline	Digital currency marketplace to exchange products online.



**Cover
photo**



**Hero
Image**

Tags

Women Founders, Minority Founders, Peer-to-peer, E-commerce, Marketplaces, Fashion, Social Impact

Pitch text

Highlights

- Transacted $1M worth of products in less than 2 years
- Digital currency marketplace with 1800+ monthly active users

- 95% of beta users converted to paying customers through transaction fee, monthly membership fee, or points purchases.

- 10% MoM revenue growth, proven revenue model & unit economics

- 50% of our customers are 1st time secondhand shoppers
- Raised $150K in 2017

THE PROBLEM

You have tons of clothes you don't wear,
and reselling them is a hassle.

Only 4% of high-end, quality products sitting in America's closet are being resold online.

Why? Because your apparel depreciates faster than any other commodity. On average **you get 10% cash back** on what you paid **when you resell** the products. For most people, this is not worth the hassle.

Despite that, the **online resale** space is exploding, **growing 3x faster** than all other retail sectors.

Led by Millennials & Gen X-ers, the United States has an estimated **$900B in of high-end products in closets that will never be worn again,** if we don't recirculate them, all will eventually go to waste.



Current options lack innovation and do not motivate people to resell their products.

SOLUTION

SilkRoll rewards you more than what you paid in digital currency.



PRODUCT

It's like shopping with frequent flyer miles...





1
Request Free
Trade in Kit

2
Earn points for your
products & shop with
points

3
Keep or exchange back
for more points

HASSLE FREE:
- **Send** products via our free mailer bags
- **Earn** points up front

- **Shop** new & like-new products with your points

AUTHENTIC:
- **Inspection** - quality and brand authenticity of every product is inspected in house
- **Value** - products are valued based on original retail price and demand   *Example: **Lululemon** products, in highest demand, earn double (even triple) points*

Our Customers





I have access to a variety of quality clothes in my style & size - for free.

AHALYA KETHEES | Executive Coach & Forbes Coaches Council Official Member

The best way to recycle & refresh my wardrobe at minimum expense.

PATRICIA ANG | Yoga Instructor & Founder of the Musical Playground





It's retail therapy without the price tag.

JULIA LI | Head of Marketing, Scalable Press

4 Months Ago…



SilkRoll Customers:
Pre–Revenue Features

Created with mapchart.net ©

Before new website release.

Today



Since new website release.

TRACTION

$1M+ worth of products transacted





Business Model:

SilkRoll has been generating revenue since release of a new website and payment features in July 2017.



NON-MEMBERS

Pay 5% cash fee on points redeemed.



MEMBERS

$29/mo | No fees

Members make 6x more transactions with us than on regular e-commerce sites.




POINTS REVENUE

Sold in bundles to buy products when points balance is low.

MARKET

$900B of high-end products are trapped in America's closets

50% of our customers are 1st time secondhand shoppers and finding the ROI worth their time. Furthermore, younger generations are **75% more likely to be influenced by environmental factors** when making purchase decisions.


TOTAL US MARKET
$900B
unworn products
in women's closets across US
TARGET MARKET
$220B
Products from women
Income $100K+/year
Ages 22 - 45

Intent to shop resale outpaces retail



GOOGLE SEARCH GROWTH FOR APPAREL RESALE TERMS VS. BRAND NAME RETAIL STORES

Source: ThredUp 2017 Resale Report

SilkRoll sees 6x more customer engagement and retention with membership model & exclusive digital currency, i.e. shopping for free!

	SILKROLL	TRADESY	POSHMARK	The RealReal	THRED UP
Upfront Credit	✓				✓
Quality Assurance	✓			✓	✓
White Glove Service	✓			✓	✓
Virtual Closet	✓	✓	✓		
Online Community	✓		✓		
Membership	✓				
Digital Currency	✓				

USE OF FUNDS

To scale user acquisition channels, product development, and operations expansion.

Product Roadmap:

- Native app development
- Style-mate recommendations and uniquely curated user content
- Extended product categories
- Automated pricing algorithm

Business Growth Goals:
- 10x user base and transaction activities in 2018
- Continue to acquire large amounts of high quality inventory, and improve product variety
- Customer market and location expansion
- Increase Revenue per user

Operations:
- Deploy automation tools that decrease processing cost and optimize operational efficiency

Invest in SilkRoll

SOCIAL IMPACT

SilkRoll is 100% Sustainable


EXTENDING THE LIFE OF CLOTHING
BY A FURTHER 9 MONTHS
WOULD REDUCE CARBON, WASTE
AND WATER FOOTPRINTS BY
AROUND 20-30% EACH
#FASHIONREVOLUTION

Here's what we do with the products we receive...

1) **80%** of the products we receive are high quality, **qualified and recirculated**

2) **20%** of the **unqualified products**:

- Textiles in detrimental condition are donated to I:CO to be repurposed.
- New/excellent condition products are donated to charities that empower women.

I:CO textile repurposing process



Our Charity Partners



S.H.A.D.E. Project

Empowering survivors of exploitation and trafficking. Survivor Leadership is paramount to creating positive change and empowerment within and outside the movement.



MISSSEY Foundation

MISSSEY has served nearly 1,000 young people in what the FBI has identified as one of the top hubs for human trafficking in the nation.



Sparkle Foundation

Our focus is simple: women helping women, children helping children, people helping people. The mission of the Sparkle Foundation is to make sure women and children have a sparkle in their eyes on days of importance.



Bayview Hunters Point Foundation

The mission of Bayview-Hunters Point Foundation for Community Improvement is to build a community that is empowered, clean, safe, and healthy.



Good360

Good360 transforms lives and strengthens communities by mobilizing companies to donate critically needed goods.



Fashion Revolution

Fashion Revolution is a global movement calling for greater transparency, sustainability and ethics in the fashion industry.



Crosby Kids Foundation

Crosby Kids' provides foster kids with resources to discover possibilities that create unimagined futures



Bright Futures

Bright Futures provides vulnerable, under-performing and low income youth in San Jose with extensive support to help them discover and achieve their potential.

A letter from the founder



Hi there!

Thank you for checking out SilkRoll and our campaign. Our story began with my own closet. Through my **10 years as an investment banker**, the demand to "look good" was high. I ended many late nights in front the computer, shopping online for the latest designer fashion.

Even though **my closet was overflowing** with things I barely wore, I couldn't resist the urge to shop even more... For the ladies, you are probably nodding your head right now with the same pain point, and for the men who have females living with you, I'm sure you can also relate!

After moving to San Francisco, I found myself constantly searching for the answers to 2 questions: 1) How can I **retain the value** of the things I no longer want and give them to someone who'd love them as much as I did. 2) How are these products made so fast, and **where do they all eventually go?**

SilkRoll is created to let people share resources in such a way that **doesn't take away the monetary and emotional value** we

attach to our possessions. It also encourages a new behavior that **mobilizes the exchange** and trading mechanisms which serve as economic pillars to many civilizations throughout history and today, with the end goal of eliminating endless production.

Starting with a single of rack of my own clothes, our community of women organically **grew from two people of over two thousand**. Friends told friends to who told more friends. Today, several months after the official release of our new website, we have paying customers spanning the U.S. from Orange County to Brooklyn, from Montana to New Mexico.

It doesn't end here. The exchange is a mechanism for all under-utilized resources in our closets, imagine **men's** and **children's** clothing, **accessories**, **sports gear** and more!

Having sat on the trading floor for a decade, optimizing the exchange is what I had already mastered, whether its stocks, bonds, or our closets! SilkRoll is merely a facilitator, or **"market maker"**, ultimately market demand determines the true value of your tradable resources.

A market only performs at its best when there are many players in it. So come join and invest in us, as we boldly march into a **new era of the sharing economy.**

Thank you!

Janet Wu

Founder & CEO

Invest in SilkRoll

Team

	Erin Wold	COO & Co-Founder
	Janet Wu	CEO & Founder

	Gavin Farrington	Head of Technical Ops
	Daniel Farrar	Advisor
	Michael Weisbaum	SEO & Digital Marketing
	Dillon Barker	Growth Marketer
	Tony Clemendor	Advisor
	Melissa Choi	Production Manager
	Joey Juetten	Production Associate
	Danlin Huang	Merchandising Manager

   Anusheel Bhushan   Head of Technology

Perks

$100   EXCLUSIVE ENDS NOVEMBER 30, 2017. Invest $100 or more and receive the dollar amount in points (up to 1000 points) on your SilkRoll account + featured investor on our website & social media (optional)

$200   200 points on your SilkRoll account to shop! (you can get a Coach bag or Lululemon yoga wear with this amount)

$500   3 months FREE membership on your SilkRoll account (All shipping and service fees waived)

$1,000   3 months FREE membership on your SilkRoll account (All shipping and service fees waived) + One personal styling session with one of our in-house stylists

$2,000   Lunch with the founders + tour of our studio and facility + one personal styling session with one of our in-house stylists

$5,000   Happy Hour with the SilkRoll executive team + tour of our studio and facility + one personal styling session with one our our in-house stylists

$10,000   Dinner with the founders + tour of our studio and facility + featured investor on our website/social media +

one personal styling session with one our our in-house stylists

$25,000	Exclusive wine tasting weekend retreat in Napa Valley with the founders + featured investor on our website/social media + one personal styling session with one our our in-house stylists
$50,000	All or any of the above + an Advisor role on our board of advisors

FAQ

How do I know which products I send in will be accepted?	Please review What we take section. We strictly do not accept cheap fast fashion, damaged, worn out, stained, and inauthentic products. To maximize your experience with SilkRoll, please refrain from sending us these products.
What happens to products that are not accepted?	SilkRoll is committed to lengthening the life cycle of fashion. We actively work with with strategic partners to ensure all products we receive get reused, recycled or upcycled sustainably. Please visit our Partners page for more details.
Do I earn points for products not accepted?	For products we don't accept, you earn 5 points per item, up to 20 items each trade in.
What if I don't have enough points for the products I want?	You can purchase points to make up the difference. Or you can send in more fashion to earn more points.

What should I do with my points if I don't see items I want?	Our points don't expire, we will send you regular alerts once new items are in store so you can come back anytime to find things you want!
Can I sell or donate my points?	Currently we do not have the ability to buy back points from you. If you'd like to donate your points to someone else, please contact us at hello@silkroll.com
Will I earn points back after a return?	We reassign points back to you based on the condition of the products when we get them back, and if they are still consistent with the theme of the store. SilkRoll has the right to increase or decrease the amount of points reassigned, or not reassign any points back if the products are no longer in acceptable condition.
What if I'm not happy with the points assigned to me?	We leverage our in house data analytics tool to guide us with fair valuation of each product. Our fashion experts are also highly trained to assign points as fairly and as accurately as possible according the product's retail value, condition, and style. If you don't agree with our valuation, you may request all the items back within 24 hours of assignment, and we will take away the points assigned to you.
How much does it cost to trade in my fashion?	Sending in your fashion is FREE. Simply request one of our prepaid shipping bags here.
How much does it cost to ship products I	For SilkRoll members, all shipping fees are waived. For non-members, there is a $10 flat shipping fee each time you make a purchase order.

purchased?

What are the perks for SilkRoll members?	We waive all service and shipping fees for members. In addition, members enjoy perks such as new arrivals early access, exclusive invites to partner events, and much more!
What and how much is the service fee?	This allows SilkRoll to offer you services such as quality assurance, professional photography, storage, packaging, and accessible customer support. Currently our service fee is 5% of the Qs you redeem for each purchase.
If I don't have products to trade in, can I still shop at SilkRoll?	Absolutely, purchase one of our Qs packages to start shopping right away!
How are points calculated?	Our trained fashion experts assign points to each product we accept based on their estimated retail value, the condition they are in, and how much they are in demand. Most items receive 70% – 100% of their original retail value. Certain desirable products receive up to 300% of their original retail value.